P 3/19

So 3/18/02

SECURITIE 02019201 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33033

SEC MAIL PROCESSING RECEIVED MAR 1 1 2002 WASH. D.C. 354 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andora Securities, Inc. / Formerly
B/D Holdings, Inc. and subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 420
(No. and Street)

Cleveland	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher R. Barone (216) 825-4000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name — *if individual, state last, first, middle name*)

27955 Clemens Road,	Westlake	Ohio	44145
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-21

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Christopher R. Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B/D Holdings, Inc. and subsidiaries, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Nancy C Briggs
Notary Public

NANCY C. BRIGGS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 4-21-03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B/D Holdings, Inc. and Subsidiaries
Financial Statements and Additional Information
For the Year Ended December 31, 2001

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Board of Directors and Stockholders
B/D Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of B/D Holdings, Inc. and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of B/D Holdings, Inc. and Subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
February 6, 2002

B/D Holdings, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 22,216
Accounts receivable from brokers	85,802
Accounts receivable, other	15,639
Securities owned, at market value	426,555
Property and equipment, net of accumulated depreciation of $282,639	1,052,853
Subordinated note receivable	50,000
Deferred federal income tax asset	13,360
Other assets	44,940
Total assets	$1,711,365
Liabilities and stockholder's equity	
Liabilities	
Accounts payable and accrued expenses	$ 66,235
Note payable	500,000
Deferred federal income tax	8,730
Total liabilities	574,965
Stockholder's equity	
Convertible preferred stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding	100,000
Common stock, no par, authorized 12,500 shares, 1,915 shares issued and outstanding	1,237
Common stock-Class B, no par value, 2,000 shares authorized, 1,710 shares issued and outstanding	1,000
Paid-in capital	1,119,142
Accumulated deficit	(84,979)
Total stockholder's equity	1,136,400
Total liabilities and stockholder's equity	$1,711,365

See accompanying notes and auditors' report

B/D Holdings, Inc. and Subsidiaries
Consolidated Statement of Operations
For The Year Ended December 31, 2001

Revenues	
Commissions, net of clearing expense	$190,186
Interest and dividends	47,269
Mutual fund fees	311,127
Gains on securities sales	17,929
Unrealized gains	16,400
Other income	92,856
	675,767
Expenses	
Employee compensation, benefits and taxes	328,428
Commissions	75,981
Interest expense	32,863
Depreciation and amortization	55,650
Quotes	50,765
Office expense	23,755
Regulatory fees and expenses	8,882
Rent and utilities	14,657
Other taxes	22,013
Other expenses	140,664
	753,658
Income (loss) before federal income taxes	(77,891)
Federal tax benefit	11,887
Net Income	$ (66,004)

See accompanying notes and auditors' report

B/D Holdings, Inc. and Subsidiaries
Consolidated Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2001

	Convertible Preferred Stock	Common Stock	Common Stock Class B	Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2001	$100,000	$1,000	$1,000	$ 958,379	$(18,975)	$1,041,404
Net income					(66,004)	(66,004)
Common stock issued		237				237
Capital contributions				160,763		160,763
Balance at December 31, 2001	$100,000	$1,237	$1,000	$1,119,142	$(84,979)	$1,136,400

See accompanying notes and auditors' report

B/D Holdings, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
For The Year Ended December 31, 2001

Cash flows from operating activities	
Net income (loss)	$ (66,004)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	55,650
Gain on sale of securities	(17,929)
Unrealized (appreciation)depreciation of investments	(16,400)
Changes in:	
Accounts receivable	(78,512)
Accounts receivable, other	(12,524)
Deferred federal income tax	(5,764)
Other assets	(28,402)
Accounts payable	55,047
Interest payable	(15,000)
Net cash provided (used) by operating activities	(129,838)
Cash flows from investing activities	
Proceeds from sale of securities	211,979
Purchases of securities	(3,305)
Purchase of fixed assets	(249,000)
Note receivable	(50,000)
Net cash provided (used) by investing activities	(90,326)
Cash flows from financing activities	
Common stock issued	237
Capital contributed	160,763
Net cash provided (used) by financing activities	161,000
Net decrease in cash and cash equivalents	(59,164)
Cash and cash equivalents at beginning of year	81,380
Cash and cash equivalents at end of year	$ 22,216

Supplemental disclosures

The Company paid income taxes of $567 and interest of $32,863 during the year.

See accompanying notes and auditors' report

B/D Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2001

Note A - Organization

B/D Holdings, Inc. and subsidiaries (the "Company") includes its parent, B/D Holdings, Inc. ("B/D") which is a fully-disclosed registered broker/dealer of securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). B/D also is the sole owner of its two non-brokerage subsidiaries, Energy Asset Recovery Corporation ("Energy") and RBNY LLC ("RBNY"). B/D acquired Energy on August 28, 2000 for $840 and B/D formed RBNY on October 30, 2000. The financial statements include the results of operations of all three entities and all significant intercompany transactions have been eliminated.

Note B – Summary of Significant Accounting Policies

Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers all accounts receivable to be collectible.

Furniture, Equipment and Depreciation-Furniture and equipment are stated at cost. Depreciation is provided on a straight line basis. Improvements that extend the useful life of property are capitalized and maintenance and repairs are expensed as incurred.

Income Taxes-Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and unrealized gain or loss on investments. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Income taxes have been calculated on a separate company basis and the entities file separate income tax returns.

Cash and Cash Equivalents-The Company considers cash and money market funds to be cash and cash equivalents.

Investment in Securities
Marketable securities are carried at market value. Security transactions are recorded at trade date. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

Note B – Summary of Significant Accounting Policies (Cont'd)

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management is not aware of any material transactions as of December 31, 2001 that could cause a potential obligation.

Consolidation Method

The accounts of the subsidiaries have been combined with the parent. Any intercompany transactions have been eliminated.

Note C – Notes Receivable

The Company holds a subordinated loan note receivable due October 1, 2010 at 9% approved by NASD and is subordinate to claims of other creditors. Its collateral is held in a Pershing account invested in funds managed by the Company's chairman.

Note D – Net Capital Requirements

B/D is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, B/D had net capital of $406,462 which was $156,462 in excess of its required net capital of $250,000. B/D's ratio of aggregate indebtedness to net capital was .18 to 1.

Note E – Marketable Securities

At the end of the year, the Company owned the following:

	Cost	Market Value
Mutual funds	$382,400	$422,800
NASDAQ options	3,300	3,300 (cost)
Common stock	455	455 (cost)
	$386,155	$426,555

Unrealized gains or losses are recognized in the current year operations. NASDAQ options are not readily marketable and valued at cost; common stock is valued by management at cost.

Note F – Property and Equipment

Property and equipment consist of the following:

	Cost	Accumulated Depreciation/ Amortization	Net
Buildings	$ 899,255	$103,588	$ 795,667
Furniture and equipment	254,452	171,064	83,388
Leasehold improvements	181,785	7,987	173,798
	$1,335,492	$282,639	$1,052,853

Depreciation and amortization expense was $55,650.

Note G – Note Payable

Energy Asset Recovery Corp. borrowed $500,000 from Fifth Third Bank at prime minus 50 basis points. The note is unsecured and guaranteed by the current shareholder of the Company, and matures March 1, 2002. It is expected to be extended.

Note H – Income Taxes

The federal income tax benefit is the result of deferred federal income taxes calculated at 15%. Deferred federal income tax benefits consist of the following:

Net operating loss carryforward	$ 9,762
Unrealized gains on securities	(4,926)
Section 179 expense carryforward	3,600
Depreciation	(2,671)
Revise prior year estimate	6,122
	$11,887

B/D Holdings, Inc. has a net operating loss carryforward of $65,083 which will expire in 2021, and a Section 179 expense carryforward of $24,000 which does not expire.

Energy Asset Recovery Corp. has a net operating loss carryforward of $17,418 which will begin to expire in 2020. A deferred tax asset has not been recorded due to the uncertainty of its realization.

RBNY LLC has net operating loss of $28,800 which will begin to expire in 2020. A deferred tax asset has not been recorded due to the uncertainty of its realization.

Note I – Stockholder's Equity

The Company has outstanding 100 convertible, voting (one share, one vote) perpetual preferred shares callable at $100,000. The preferred shares do not have a stated dividend. One share of preferred is convertible to one share of common at the discretion of the Company or holder. Each share of common stock and common stock Class B have one and ten votes, respectively.

Note J – Related Party Transactions

During the year, the Company received $6,000 in administrative fees from a company in which the chairman owns an interest, $6,000 in service fees from a partnership in which the chairman owns an interest, $30,000 in service fees, and $46,200 in rents from its chairman.

Note K – Leases

The Company leases office space starting July 3, 2001 through October 31, 2006 starting at $19 per square foot up to $21 per square foot. The lease is renewable for five additional years and is guaranteed by the chairman. The Company leases office equipment for $123 per month until 2005. Minimum lease commitments due for the next five years follow:

2002	$54,296
2003	$54,759
2004	$57,539
2005	$58,995
2006	$48,650

Note L – Employee Benefit Plan

Substantially all employees are covered under the simplified employee plan. The Company made a contribution of $10,564 which was calculated as a percentage of each eligible employee's compensation.

Note M – Subsequent Events

In January 2002, ownership of all three companies will be transferred to a parent holding company. This reorganization will result in the transfer of certain assets and liabilities to the parent. The name of B/D Holdings, Inc. will be changed to Ancora Securities, Inc. and it will no longer own its subsidiaries.

Additional Information

B/D Holdings, Inc. and Subsidiaries
Schedule I --- Consolidating Balance Sheet
December 31,2001

	B/D	Energy	RBNY	Eliminations	Consolidated
Assets					
Cash	$20,562	$1,654			$22,216
Accounts receivable from broker	85,802				85,802
Accounts receivable, other	15,639				15,639
Securities owned, at market value	426,555				426,555
Fixed assets, net	233,470	456,576	362,807		1,052,853
Investment in subsidiary	393,290			(393,290)	0
Sub. Note receivable	50,000				50,000
Deferred tax asset	13,360				13,360
Other assets	41,227	3,713			44,940
Total assets	1,279,905	461,943	362,807	(393,290)	1,711,365
Liabilities and stockholder's equity					
Liabilities					
Accounts payable and accrued expenses	$66,235				$66,235
Notes payable		500,000			500,000
Deferred tax liability	8,730				8,730
Total liabilities	74,965	500,000	0	0	574,965
Stockholders' equity					
Convertible perferred stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding	100,000				100,000
Common stock, no par value, authorized 12,500					0
shares, 1,915 shares issued and outstanding	1,237	840		(840)	1,237
Common stock-class B, no par value, 2,000					0
shares authorized, 1,700 shares issued and					0
outstanding	1,000				1,000
Paid in capital	1,119,142		392,450	(392,450)	1,119,142
Accumulated deficit	(16,439)	(38,897)	(29,643)		(84,979)
Total stockholders' equity	1,204,940	(38,057)	362,807	(393,290)	1,136,400
Total liabilities and stockholders's equity	$1,279,905	$461,943	$362,807	($393,290)	$1,711,365

See accompanying notes and auditor's report

B/D Holdings, Inc. and Subsidiaries
Computation of Net Capital
December 31, 2001

Computation of net capital	
Total stockholder's equity	$1,136,400
Eliminate retained earnings deficit of wholly-owned subsidiaries	68,540
B/D Holdings, Inc. stockholder's equity	1,204,940
Deductions and charges:	
Non allowable assets:	
Investment in subsidiary	393,290
Property and equipment, net	233,472
Subordinated loan receivable	50,000
Other assets and prepaid expenses	54,586
	731,348
Net capital before haircuts on security positions	473,592
Haircuts on securities	67,130
Net capital	$ 406,462
Computation of basic net capital requirement	
Net capital requirement (6 2/3% of aggregate indebtedness)-rounded to 6.67%	$ 5,000
Minimum dollar requirement	$ 250,000
Excess net capital	$ 156,462
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 398,965
Computation of aggregate indebtedness	
Total liabilities	$ 74,966
Total aggregate indebtedness	$ 74,966
Ratio of aggregate indebtedness to net capital	.18 to 1

Schedule III

B/D Holdings, Inc. and Subsidiaries
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2001

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the company's unaudited Form X-17a-5 as of December 31, 2001 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is as follows:

	December 31, 2001
Net capital, as reported in company's form X-17a-5, Part II	$396,562
Net audit adjustments	9,900
Net capital, as reported in Schedule I	$406,462

Inasmuch as B/D Holdings, Inc. and Subsidiaries is operating as a fully-disclosed broker/dealer and does not carry customer accounts, the following supporting schedules are not applicable:

A. Computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3.

B. Information relating to the possession or control requirements under Rule 15c3-3.

McCurdy & Associates CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors on Internal Control

Board of Directors and Stockholders
B/D Holdings, Inc. and Subsidiaries

In planning and performing our audit of the financial statements and supplemental schedules of B/D Holdings, Inc. and Subsidiaries (the "Company") as of December 31, 2001 and for the year then ended, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting

principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
February 6, 2002